Exhibit 99.4

Notice of 2024 Annual and Special Meeting

Notice of 2025 Annual and Special Meeting of Shareholders

Important Meeting Information
Date	è	May 9, 2025
Time	è	10:30 a.m. (PST)
Virtual	è	https://virtual-meetings.tsxtrust.com/1761
In person	è	3500 – 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•	To receive the audited consolidated financial statements for the year ended December 31, 2024;
•	To elect the nine director nominees;
•	To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2025; and
•	To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting. Wheaton’s board of directors has by resolution fixed the close of business on March 14, 2025 as the record date. Your vote as a shareholder is important.

Wheaton has adopted an online virtual Meeting platform and we encourage all of our shareholders to participate in the Meeting using this online platform. All eligible shareholders participating in our online virtual Meeting platform will be able to listen to the Meeting live and ask questions online. For registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) participating in our online virtual Meeting, such holders will also be able to submit votes at the Meeting in real time. Further information is provided in the section headed “How Do I Join the Wheaton Online Virtual Meeting?” and “How do I ask a Question at the Meeting?”. Shareholders may also attend the Meeting in person.

If you are unable to attend the online virtual Meeting or in person, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. If you are a registered shareholder, please complete and return the enclosed form of proxy by no later than 10:30 a.m. (PST) on May 7, 2025. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/investor-centre/events-and-presentations/default.aspx#annual-meeting) to help reduce paper use and printing costs. The Circular will also be available at www.sedarplus.ca and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing tsxt-fulfilment@tmx.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedarplus.ca, www.sec.gov, or www.wheatonpm.com.

By Order of the Board of Directors
“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 21, 2025

WHEATON 2025 MANAGEMENT INFORMATION CIRCULAR	[1]